SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884 10 2

(CUSIP Number)

William H. Shea, Jr.

PVG GP, LLC

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 pages)

SCHEDULE 13D/A	Page 2 of 15 Pages

The percentage ownerships reflected in this Schedule 13D are as of June 7, 2010.

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA GP HOLDINGS, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds AF/PF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,587,049
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,587,049
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,587,049
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.5%
14	Type of Reporting Person PN

SCHEDULE 13D/A	Page 3 of 15 Pages

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PVG GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,587,049
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,587,049
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,587,049
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 37.5%
14	Type of Reporting Person OO (Limited Liability Company)

SCHEDULE 13D/A	Page 4 of 15 Pages

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE GP CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,262
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,262
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,262
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

SCHEDULE 13D/A	Page 5 of 15 Pages

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,262
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,262
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,262
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

SCHEDULE 13D/A	Page 6 of 15 Pages

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,262
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,262
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,262
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

SCHEDULE 13D/A	Page 7 of 15 Pages

CUSIP No. 707884 10 2
1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization VIRGINIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 52,262
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,262
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,262
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person CO

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 8 of 15 Pages

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 15, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 3 to Schedule 13D filed with the Commission on December 13, 2006, Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2006 and Amendment No. 5 to Schedule 13D filed with the Commission on May 31, 2007 (the “Schedule 13D”). Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087. The total number of Common Units reported as beneficially owned in this Schedule 13D is 19,587,049, which constitutes approximately 37.5% of the total number of Common Units outstanding.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Penn Virginia GP Holdings, L.P., a Delaware limited partnership (“PVG”);

(ii)	PVG GP, LLC, a Delaware limited liability company (“PVG GP”);

(iii)	Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”);

(iv)	Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(v)	Penn Virginia Holding Corp., a Delaware corporation (“Holding”);

(vi)	Penn Virginia Corporation, a Virginia corporation (“Penn Va”);

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 9 of 15 Pages

PVG, PVG GP, GP Corp, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of PVG, PVG GP, GP Corp and Penn Va is as follows:

Four Radnor Corporate Center

Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

The address of the principal business office of Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue

Suite 550

Wilmington, Delaware 19801

(c) (i)	PVG is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein, all of the outstanding membership interest in PVG GP and all of the outstanding membership interest in Penn Virginia Resource GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

(ii)	PVG GP’s sole business activity is serving as the general partner of PVG.

(iii)	GP Corp is a holding company which does not directly engage in any business activities and whose primary assets are the Common Units reported herein.

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 10 of 15 Pages

(iv)	Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of GP Corp, Penn Virginia Resource LP Corp. (“LP Corp”) and Kanawha Rail Corp. (“KRC”).

(v)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

(vi)	Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (e) thereof as follows:

(a)-(b)	(i)	PVG is the sole record owner of, and has the sole power to vote and dispose of, 19,587,049 Common Units (37.5%).

	(ii)	PVG GP does not directly own any Common Units. By virtue of being the general partner of PVG, PVG GP may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by PVG, representing 19,587,049 Common Units (37.5%).

	(iii)	GP Corp is the sole record owner of, and has the sole power to vote and dispose of, 52,262 Common Units (0.1%).

	(iv)	Resource Holdings does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, representing an aggregate 52,262 Common Units (0.1%).

	(v)	Holding does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, representing an aggregate 52,262 Common Units (0.1%).

	(vi)	Penn Va does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp, representing an aggregate 52,262 Common Units (0.1%).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 11 of 15 Pages

(e) On June 7, 2010, pursuant to that certain Contribution Agreement dated June 7, 2010 (the “Contribution Agreement”) between GP Corp, PVG and PVG GP, GP Corp contributed 100% of the membership interests in PVG GP to PVG and PVG was admitted as the sole member of PVG GP. As a result of the transactions contemplated by the Contribution Agreement, GP Corp, Resource Holdings, Holding and Penn Va ceased to be Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A —	Joint Filing Agreement (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed on December 13, 2006).

Exhibit B —	Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 5, 2008, filed on August 7, 2008).

Exhibit C —	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated February 19, 2009, filed on February 24, 2009).

Exhibit D —	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated March 31, 2010, filed on March 31, 2010).

Exhibit E —	Contribution, Conveyance and Assumption Agreement dated as of September 14, 2001 among Penn Virginia Resource GP, LLC, Penn Virginia Resource Partners, L.P., Penn Virginia Operating Co., LLC and the other parties named therein (filed as Exhibit 10.3 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit F —	Closing Contribution, Conveyance and Assumption Agreement dated as of October 30, 2001 among Penn Virginia Operating Co., LLC, Penn Virginia Corporation, Penn Virginia Resource Partners, L.P., Penn Virginia Resource GP, LLC, Penn Virginia Resource LP Corp., Wise LLC, Loadout LLC, PVR Concord LLC, PVR Lexington LLC, PVR Savannah LLC and Kanawha Rail Corp. (filed as Exhibit 10.7 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed on October 4, 2001).

Exhibit G —	Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 12 of 15 Pages

Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to PVG’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit H —	Units Purchase Agreement dated December 4, 2006 between Penn Virginia Resource Partners, L.P. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 4, 2006, filed on December 7, 2006).

Exhibit I —	Contribution Agreement dated June 7, 2010 among Penn Virginia Resource GP Corp., Penn Virginia GP Holdings, L.P. and PVG GP, LLC (filed as Exhibit 10.1 to PVG’s Current Report on Form 8-K dated June 2, 2010, filed on June 7, 2010).

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 8, 2010

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC, its general partner

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	President and Chief Executive Officer

PVG GP, LLC

By:	/s/ William H. Shea, Jr.
	Name:	William H. Shea, Jr.
	Title:	President and Chief Executive Officer

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 14 of 15 Pages

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President and Chief Administrative Officer

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Executive Vice President and Chief Administrative Officer

CUSIP No. 707884 10 2	SCHEDULE 13D/A	Page 15 of 15 Pages

SCHEDULE A

The following individuals are members of the board of directors of PVG GP, LLC: A James Dearlove, Robert J. Hall, William H. Shea, Jr., John C. van Roden, Jr. and Jonathan B. Weller. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o PVG GP, LLC, Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Frank A. Pici and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource GP Corp., Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Holding Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Corporation: John U. Clarke, Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Marsha R. Perelman, Philippe van Marcke de Lummen and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Penn Virginia Corporation, Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.